Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000
212-983-3115 fax www.mintz.com

June 29, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	Committed Capital Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed on June 29, 2011
File No. 333-174599

Ladies and Gentlemen:

On behalf of Committed Capital Acquisition Corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as initially filed with the Commission on May 27, 2011.  We are delivering clean and marked complete courtesy copies of the Amendment No. 1 to the Registration Statement (the “Amendment”) to each of John Reynolds, Raj Rajan and Brian Bhandari of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated June 22, 2011, from John Reynolds, Assistant Director.  The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Form S-1, filed May 27, 2011

General

1.
Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not FINRA has issued a no objection position regarding the compensation arrangements relating to the Underwriters and the arrangements with Rodman & Renshaw.

Response: We will advise the Commission on FINRA’s position regarding the compensation arrangements relating to the underwriters and the arrangement with Rodman & Renshaw, LLC, the qualified independent underwriter.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London | Israel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

2.
Please revise your disclosure in all appropriate locations to clarify that you will file a Form 8-K which will include disclosure responsive to Item 2.01 and 5.06 of Form 8-K, within the time period required by the form.

Response: We have added disclosure to pages 5 and 57 of the Amendment to clarify that we will file such a Form 8-K within the time period required by such form.

3.
We note the Form 10 filed in 2007 which suggests, and the Form S-1 disclosure which confirms, that you have actively engaged in efforts to identify a “possible business transaction,” but do not have any “specific” transaction or had “specific discussions with any potential business transaction candidate.” Please revise your document in appropriate locations to address your material search activities to date, or tell us why such disclosure is not material to investors.

Response: We have revised the disclosure on pages 3, 18, 47, 54 and 57 of the Amendment to state that the Company has not conducted any material search activities nor had any specific discussions with any potential business transaction candidate.

4.
We note the various disclosures about initial shares, share forfeitures and private placement shares. You disclose the share ownership by the initial shareholders of 20% and 33.3% at a future point in time, giving effect to the combination and assuming various events. Please revise your disclosure throughout the prospectus to quantify the share ownership of the initial shareholders immediately after the offering, immediately before an initial combination, after the private placement and after the expiration of the public warrants. To the extent that share ownership will or may vary depending upon the circumstances, please explain and quantify the effect on share ownership. When quantifying share ownership, please quantify the number of shares and the percentage of total shares. Please provide examples to illustrate your disclosure.

Response: We have added a detailed discussion, including examples, of the forfeiture mechanism and its impact on the number of initial shares and shares of common stock beneficially owned by the initial stockholders under the heading “Principal Stockholders—Illustration of Forfeiture of Initial Shares and Effect on Beneficial Ownership” beginning on page 83 and have added cross references to such section in appropriate places of the Amendment.

5.
The current disclosure indicates that share ownership of the initial shareholders will not be adjusted for securities issued in the initial business combination. Please explain this disclosure and provide illustrative examples.

Response: It is intended that no forfeiture or adjustments will be made to the number of initial shares in respect of any securities issued in connection with the initial business transaction. To clarify this point, we have replaced the disclosure referenced in the Staff’s comment with the following sentence: “If shares of common stock are issued in the initial business transaction, the initial shares will not be subject to any adjustment and the beneficial ownership of the initial stockholders, as a percentage of the outstanding shares of common stock, will decrease.” The disclosure responsive to Comment 4 above includes an example illustrating the change in the initial stockholders’ ownership of initial shares and shares of common stock, as a percentage of outstanding shares of common stock.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

6.
We note your board has the discretion to increase the size of the $10 million private placement. Please clarify whether the board or investors have any discretion to decrease the size of the private placement or otherwise walk away from this obligation. Also, please file all related agreements. Finally, please clarify the references to “their designees” as used on page three and elsewhere in describing the potential purchasers.

Response: It is anticipated that the Company and the initial stockholders will enter into a binding agreement for a private placement of 2 million shares of common stock at an aggregate price of $10 million. Although the agreement in respect of the private placement is anticipated to be a binding agreement, it is also anticipated that the agreement will contain customary closing conditions that must be satisfied on or prior to the time of the initial business transaction for the private placement to be consummated. The board of directors and the investors will not have any discretion to decrease the size of the private placement.

It is anticipated that the initial stockholders will purchase most, if not all, of the shares of common stock to be sold in the private placement. However, it is anticipated that the agreement for the private placement will provide for the initial stockholders to be able to assign their rights to participate in the private placement to other accredited investors whom they may designate. The references to “designees” are to such persons.

All related agreements will be filed with the Commission in connection with a subsequent amendment to the Registration Statement.

Prospectus Cover Page

7.	Please limit your cover page to a single page.

Response: We have limited the cover page to a single page in the prospectus contained in the Amendment.

8.
Please revise the time period to close the initial acquisition to key off the date of effectiveness of the registration statement instead of the prospectus date, which may change during the course of the offering.

Response: We have made the changes in the appropriate places to refer to the effectiveness date of the registration statement instead of the date of the prospectus.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

9.
We note your statement that you have applied to have your units, common stock and warrants quoted on the OTC Bulletin Board. It is our understanding that the OTCBB is not an issuer listing service, that only market makers can apply to quote securities on the OTCBB, and that issuers may contact an authorized OTCBB market maker for sponsorship of a security on the OTCBB. Please revise or advise.

Response: We have revised the disclosure relating to quotation on the OTC Bulletin Board in response to the Staff’s comment.  Please see the prospectus cover page and pages 96 and 103 of the Amendment.

Prospectus Summary, page 1

10.
Please revise your disclosure under Initial shares and Placement Shares on page four and elsewhere to indicate the percentage ownership your initial shareholders will have giving effect to the offering only.

Response: We have revised the disclosure to reflect the ownership of the initial stockholders, as a percentage of the total outstanding shares of common stock immediately after the completion of the offering. Please see pages 6, 9 and 80 of the Amendment.

11.
We note the statement on page three and elsewhere that you do not intend to pursue a business combination with certain affiliated companies but are not prohibited from doing so, provided you obtain an opinion from an independent investment banking firm and receive approval from the disinterested members of your board. Please clarify your disclosure to state whether Broadband Capital Management is considered affiliated with your directors and therefore covered by this statement.

Response: We have amended our disclosure on pages 5 and 58 of the Amendment to reflect the fact that Broadband Capital Management LLC is considered an affiliate of our directors.

Redemption of common stock and dissolution and liquidation if not initial business transaction, page 8

12.	Please quantify the cash redemption amount to be paid for each public share. In the event you do not redeem shares, please quantify the cash liquidation amount to be paid for each public share.

Response: In response to the Staff’s comment, we have quantified the anticipated cash redemption amount and cash liquidation amount (if there is no redemption) to be paid for each public share on page 13 of the Amendment. We also refer you to the disclosure on page 62 of the Amendment, which was included in the original filing of the Registration Statement.

13.	In the event you redeem public shares for cash, please disclose the effects on the outstanding public shares. For example, will the public shares be returned to the company for cancellation?

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

Response: In response to the Staff’s comment, we have added disclosure on pages 12 and 61 of the Amendment to state that such redemption of public shares will completely extinguish public stockholders rights as stockholders (including the right to receive further liquidation distributions, if any).

14.
According to disclosure later in the prospectus, you may decide not to redeem public shares but instead submit a plan of dissolution to shareholders and liquidate. Please summarize this process, including the timing of liquidation payments. Please disclose the effects if the plan of dissolution is not approved by shareholders. Please quantify the percentage of shares held by the initial shareholders.

Response: We have revised the disclosure on pages 13 and 62 of the Amendment to summarize the process if the Company is unable to redeem the public shares, including the timing of liquidation payments, and the effect if the plan of dissolution is not approved by stockholders.  Because the initial stockholders have agreed to vote their initial shares in accordance with the majority of the public stockholders, we did not believe that the percentage of shares held by the initial stockholders was relevant to such disclosure.

15.
If you elect to redeem public shares, you say you will dissolve, subject to the approval of remaining shareholders and the board of directors. Please explain the effects if approval of the plan is not obtained.

Response: We have added disclosure on page 12 of the Amendment to state that to the extent that the Company’s remaining stockholders did not approve such liquidation of the Company’s remaining net assets following the redemption of the public shares, such remaining stockholders would not receive any remaining net assets until such approval was obtained.

Risk Factors, page 13

16.
Please refer to the heading of the first risk factor. Please revise this heading to clarify that investors will not have control over the selection of a target and will not be allowed to vote on the acquisition of the target.

Response: We have revised the heading of the first risk factor to reflect the lack of ability to vote on the acquisition of the target.

17.
Please consider whether the lack of pre-acquisition shareholder approval and/or redemption rights in connection with a business combination may (a) adversely influence the quality of the target and the deal terms management obtains, (b) result in a less liquid and more volatile trading market than similar investment vehicles or (c) make it more difficult to sell the public shares if the business combination is not considered favorably by the market. Please discuss in additional risk factors or advise.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

Response: We have added a risk factor to page 25 of the Amendment regarding such negative ramifications that may arise from lack of the ability to vote on the initial business transaction and the lack of the ability of the stockholders to have their shares redeemed in connection with the consummation of the initial business transaction.

18.	Please add a risk factor addressing the cost basis of your insiders’ investment in you and the degree to which they may profit from a deal that would be unprofitable to the public shareholders.

Response: We have added a risk factor on page 34 of the Amendment in response to the Staff’s comment.

19.
We note the next to last risk factor on page 18. Please revise to discuss the existing entities with priority over Committed Capital. Please explain later in the filing why future blank check companies will take precedence over Committed Capital.

Response: We have revised the disclosure on page 26 of the Amendment to discuss existing entities with priority over the Company. We have removed the references to future blank check companies taking precedence over the Company in respect of business opportunities.

20.	Please revise your page 21 risk factor “Unlike most other blank check companies ...” and elsewhere to indicate the percentage ownership your insiders will have prior to your business combination.

Response: We have added disclosure in this risk factor and in other places of the prospectus to indicate the percentage ownership of the initial stockholders immediately after the completion of the offering and immediately before the completion of our initial business transaction. Unless our initial stockholders purchase shares issued in this offering or sell any shares as permitted by the lockup provisions, the beneficial ownership of our initial stockholders, as a percentage of the outstanding shares of common stock, will not change between the time of the completion of this offering and the time immediately prior to the initial business transaction.

21.
We note the numerous assumptions made in the page 22 risk factor “Our initial stockholders control ...” For each assumption, please advise us why the assumption is appropriate in the context of the risk factor disclosure. This comment is similarly applicable to your page 25 risk factor “The grant of registration rights ...”

Response: We have added a sentence to the risk factor titled “Our initial stockholders control…” on page 32 of the Amendment and the risk factor titled “The grant of registration rights…” on page 36 of the Amendment disclosing our expectation that our initial stockholders will beneficially own a substantial proportion of our issued and outstanding common stock at all times through the expiration of their lockup provisions. The sentence in which the assumptions are included are intended to provide a quantification of the number of shares that would be held by the initial stockholders so that the readers could gauge the potential impact of the initial shares. In order to provide a quantification of the number of shares held by the initial stockholders, it is necessary to include these (or other similar) assumptions. For example, the exercise of the over-allotment option by the underwriters (and degree to which the over-allotment option is exercised) will necessarily affect the number of total shares outstanding and the total number of shares owned by the initial stockholders. The other assumptions will similarly affect the total number of shares outstanding and the total number of shares owned by the initial stockholders. As such, we respectfully submit that the assumptions are appropriate to include, despite the disclosure appearing in the “Risk Factors” section of the prospectus.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

22.
Please revise the header of your page 25 risk factor “Because of our limited resources ...” to clarify whether there are circumstances under which your public stockholders may receive less than $5 per share.

Response: We have revised the heading for the risk factor referenced in Comment 22 on page 36 of the Amendment to include a reference that the distribution amounts may be less than $5.00 per share. The Amendment includes a risk factor titled “Public stockholders may receive less than their pro rata share of the trust account upon redemption due to claims of creditors,” which was also included in the original Registration Statement. We have added a cross reference to such risk factor in the risk factor referenced in Comment 22 in order to highlight the fact that the distributed amounts may be less than $5.00 per share.

Use of Proceeds, page 27

23.	Please clarify whether Broadband Capital Management is contractually obligated to provide funds to you. If not, please advise us of the basis for including these loans under Gross Proceeds.

Response: Prior to the completion of the offering Broadband Capital Management LLC will enter into an agreement to lend us, from time to time, (i) all of the expenses related to the offering, (ii) up to $800,000 in expenses related to the initial business transaction that are incurred after the completion of this offering, and (iii) all expenses related to the liquidation of the trust account, to the extent that such liquidation expenses are not covered by the interest earned on the funds in the trust account. Such agreement will include a waiver of any and all rights to seek access to the proceeds in the trust account. We will file such agreement once it has been finalized with Broadband Capital Management LLC.

24.
On page 27 you estimate expending approximately $680,000 in expenses in connection with your search for a business combination which will be funded by loans from Broadband Capital Management. Please clarify, if true, that these loans will be in addition to the loans Broadband will make to pay your offering-related expenses.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

Response: Prior to the completion of the offering Broadband Capital Management LLC will enter into an agreement to lend us, from time to time, (i) all of the expenses related to the offering, (ii) up to $800,000 in expenses related to the initial business transaction that are incurred after the completion of this offering, and (iii) all expenses related to the liquidation of the trust account, to the extent that such liquidation expenses are not covered by the interest earned on the funds in the trust account. Such agreement will include a waiver of any and all rights to seek access to the proceeds in the trust account. We will file such agreement once it has been finalized with Broadband Capital Management LLC.

Capitalization, page 32

25.	There appears to be a typographical error with regard to the As Adjusted Total Stockholders’ Equity. Please revise.

Response: The Total stockholders’ equity line item in the as adjusted column has been revised to correct the typographical error.

Related Party Transactions, page 35

26.	Please clarify the page 37 reference to your “private placement investors.”

Response: We have supplemented the disclosure around the definition of “private placement investors” under “Prospectus Summary” on page 1 of the Amendment.

Proposed Business, page 39

27.
On page 39 you state you “will seek to capitalize on the significant transaction and investing experience of your management team ...” Please revise to briefly address, in a non promotional manner, the significant experiences which serve as a basis for this statement.

Response: We have revised the disclosure as requested on pages 3 and 54 of the Amendment to briefly address, in a non-promotional manner, the experience which serves as a basis for this statement.

28.
We note your statement on page 42 that, due to limited capital, you may not discover or adequately evaluate certain transactions and the reference to your “limited personnel and financial resources and inexperience of [y]our management with respect to such activities.” Please add a risk factor addressing this issue, clarify management’s “inexperience” and reconcile it to your existing disclosure.

Response: We have added a risk factor on page 24 of the Amendment in response to the Staff’s comment.  In addition, we have revised the disclosure beginning on page 59 of the Amendment to clarify management’s “inexperience.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

29.
The third paragraph under “Sources of target businesses” refers to a majority of disinterested board members. You do not appear to have disinterested board members. Please revise this and similar disclosure, or advise.

Response: Under the General Corporation Law of Delaware (the “DGCL”) a director is an interested director if he or she has an interest in contract or transaction with the corporation, or if there is a contract or transaction between the corporation and any other corporation, partnership, association, or other organization in which such director is a director or an officer, or has a financial interest. See DGCL Section 144(a). In respect of an initial business transaction with an entity that is affiliated with a director, the other directors will be disinterested in such a transaction to the extent that such a director is not affiliated with such target entity or has a financial interest in such target entity. As such, we respectfully submit that the current disclosure relating to the approval of such transactions with an entity that is affiliated with an initial stockholder, director or officer, or any of their respective affiliates, is valid.

30.
On page 44 and elsewhere you use the terms redemption and liquidation without clarifying the differences between the two and the impact to shareholders. For example, in the first paragraph under Redemption of common stock and liquidation ..., you state you will redeem investors “not more than five business days” after expiration but you later state that you may not be able to redeem the shares and would submit a plan of dissolution. Please clarify the circumstances under which you would not redeem the public shares promptly and clarify the timing and financial impacts to investors.

Response: We have added disclosure beginning on page 13 and pages 61-62 of the Amendment to clarify the circumstances under which the Company would not redeem the public shares promptly and the potential timing and financial impact to investors.  We have also revised the risk factor on page 19 of the Amendment to further clarify the potential impact on investors.

31.
On page 46 you state that you have agreed to pay Broadband Capital Management a $5,000/month fee for office space and other services which will only be payable upon the consummation of your initial business combination. Please file this agreement and revise the disclosure under Use of Proceeds, Certain Relationships and Related Party Transactions, and Underwriting to address.

Response: The disclosure was inadvertently inserted in the initial filing of the Registration Statement and has been deleted in the Amendment.

Comparison of This Offering to Those of Blank Check Companies Not Subject to Rule 419, page 49

32.	Please add a row addressing the percentage ownership associated with your insiders compared to the typical SPAC structure.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

Response: The table referenced in Comment 32 has been modified to include a row addressing the percentage ownership associated with our initial stockholders as compared to the typical SPAC structure. See page 73 of the Amendment.

Management, page 53

33.	We note that Mr. Rapp goes by an alias as indicated on your registration statement cover page. Please include his alias in his biography and disclose why and in what circumstances he uses an alias.

Response: We have revised the disclosure on page 74 of the Amendment to include the requested information.  We note that Mr. Rapoport uses the alias “Rapp” for business purposes because it is short and convenient.

34.
Please describe management’s experience with other blank check, firm commitment offerings. For each, please name the registrant, describe the offering, disclose management’s or their affiliates’ role(s) with the registrant or in the offering, name and identify any acquisition, disclose any registrant name changes, describe the current status of operations and disclose the current securities market and trading symbol. If principal shareholders other than management will participate in acquisition activities, please provide similar information for them.

Response: We have revised the disclosure on page 75 of the Amendment to include the requested information.

As disclosed in the Registration Statement, our initial stockholders who are not directors and officers do not have a contractual or fiduciary obligation to assist us in connection with an initial business transaction or present business opportunities to us. Any participation by such initial stockholders is voluntary, and other than their financial interest in us as a result of their stock ownership, we do not have any basis to expect them to, assist us with the initial business transaction.

Conflicts of Interest, page 54

35.
In the table on page 55, please describe the “appropriate potential target businesses” which must be presented to the listed entities and rejected by them before being presented to Committed Capital. Please revise your related risk factor on this point.

Response: We have revised the disclosure on page 78 of the Amendment. We have also revised the disclosure on page 26 of the Amendment related to the Risk Factor referred to in Comment 19.

Principal Stockholders, page 56

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

36.	Please clarify the consideration received by Messrs. Rapp and Wagenheim in connection with the May 27, 2011 share transfers.

Response: As disclosed on page 80 of the Amendment, Messrs. Rapp and Wagenheim received $0.003556 per share transferred to P&P 2, LLC and Mr. Serruya. As a result, Mr. Rapp received $9,201.15 for the 2,587,500 shares transferred to P&P 2, LLC and Mr. Serruya, and Mr. Wagenheim received $4,600.58 for the 1,293,750 shares transferred to P&P 2, LLC and Mr. Serruya.

As disclosed on page 80 of the Amendment, Messrs. Rapp and Wagenheim received 6.03% and 2.68% of the membership interest in Committed Capital Holdings LLC in return for the 326,613 and 78.873 shares contributed to Committed Capital Holdings LLC.

37.	Please file the lockup agreements referred to on page 58.

Response: The lockup agreements will be contained in the letter agreements to be signed by each of the initial stockholders and will be filed with a subsequent amendment to the Registration Statement.

Description of Securities, page 61

38.	Please reconcile your page 61 statement that your board will be divided into two classes with your page 53 disclosure that your board will be divided into three classes.

Response: The disclosure on page 93 of the Amendment has been revised to reflect that the board of directors will be divided into three classes.

39.
Please revise to briefly address the circumstances under which a shareholder vote would be required by law, disclose the percent required for approval, and the percentage owned by the initial shareholders.

Response: We have added disclosure on page 93 of the Amendment to address the circumstances under which a stockholder vote would be required by law, disclosed the percent required for approval and the percentage owned by initial stockholders.

40.
Please revise the disclosure under Amendments to our Certificate of Incorporation to address any provisions in place – such as voting agreements, etc. – designed to prevent the amendment of your articles prior to your business combination. In this regard, we note the risk factor on page 21. Please file these agreements as exhibits to the registration statement. Finally, please clarify whether these agreements or provisions are enforceable under state law.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

Response: We have revised the disclosure under page 96 of the Amendment to clarify that we and the initial stockholders have agreed not to take any action to amend or waive any provision of our amended and restated certificate of incorporation to allow us not to redeem our public shares if we do not complete our initial business transaction within the allotted timeframe. This provision will be contained in the letter agreement to be entered into by each of the initial stockholders. We expect that the letter agreements, when duly executed and delivered by each party thereto, will constitute valid and binding obligations, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law and public policy.

41.	Please clarify whether your Certificate of Incorporation prohibits you from issuing debt or equity securities prior to your business combination that may have claims to the proceeds held in trust.

Response: The disclosure on page 95 of the Amendment in the third bullet under “Amendments to Our Certificate of Incorporation” includes disclosure that we may not, under our amended and restated certificate of incorporation, issue capital stock that participates, in any manner, in the proceeds of the trust account.

42.
We note the second bullet on page 63, which refers to the required cash redemption of public shares. In other prospectus disclosures, you indicate that the public shares may not be redeemed and instead you will submit a plan of dissolution to the shareholders. Please explain or revise.

Response: In the second bullet point, the required redemption of public shares is “subject to applicable law” as stated at the end of (ii).  Accordingly, if the Company is unable to redeem the public shares in accordance with such section of the amended and restated certificate of incorporation due to Section 160 of the DGCL or other applicable law, the Company will be required to comply with Delaware law relating to its dissolution and liquidation, which requires the submission of a plan of dissolution to the Company’s stockholders for approval.

43.	We note the last two bullets on page 63. You do not appear to have disinterested directors. Please revise your disclosure as appropriate.

Response: We respectfully reference our response to Comment 29. As such, we respectfully submit that the current disclosure relating to the approval of such transactions with an entity that is affiliated with an initial stockholder, director or officer, or any of our affiliates, is valid.

Underwriting, page 67

44.	Please revise to indicate whether any portion of the offering will be placed in discretionary accounts.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

Response: We have been advised by the representative of the underwriters that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered and have added such disclosure to page 99 of the Amendment.

45.	Please disclose the material factors considered by the board and the underwriters in determining the size of the offering.

Response: The disclosure on page 101 of the Amendment, under the heading “Pricing of Securities and Size of Offering,” has been modified to include a discussion of the size of the offering and the material factors considered by the board and the underwriters.

Financial Statements

General

46.	Please note the financial statement updating requirements of Article 8-08 of Regulation S-X and provide updated consents with any amendment over 30 days.

Response: The Commission’s comment has been noted and we will keep the financial statements current as required under Article 8-08 of Regulation S-X. Our auditors have provided updated consents in connection with the Amendment.

Notes to Financial Statements

Note 5 – Subsequent Events, page F-8

47.	The cashless exercise feature of the warrants disclosed here is not consistent with such disclosures on pages 7 and 52. Please revise or advise.

Response: We have revised the disclosure in the footnotes to the financial statements to match with the disclosure in the earlier parts of the prospectus.

Report of Independent Registered Public Accounting Firm, page F-10

48.
Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your current independent accountant to revise the scope and opinion paragraphs of their audit report to include the cumulative period from inception (January 24, 2006) through December 31, 2010 in addition to the annual period already included.

Response: The Company’s independent accounting firm’s revised audit report has been included in the Amendment.

Report of Independent Registered Public Accounting Firm, page F-11

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

49.
We note you have retroactively restated your financial statements for the year ended December 31, 2010 and 2009 to reflect the stock split effected on May 20, 2011. Accordingly, please advise your former independent accountant, De Joya Griffith & Company LLC, to update or dual date their audit report to include the stock split.

Response: We note your comment and our current independent registered public accounting firm has revised their audit opinion to include the cumulative data since inception.

Exhibits

50.
We note you have not filed several agreements, including your underwriting agreement, legality opinion, warrant certificate, warrant agreement, investment management agreement, lending agreements, and the letters obligating your insiders to make a subsequent investment in you upon the closing of your initial acquisition. Please note that we review, and frequently comment upon, these documents. Please allow for sufficient time for us to do so.

Response: We have filed the form of amended and restated certificate of incorporation and the form of restated by-laws with this Amendment. We have also filed the revised form of promissory note in response to Comment 53. We will file all other exhibits in connection with subsequent amendments to the Registration Statement as expeditiously as they are prepared.

Exhibit 23.1-Consent

51.
We note the audit report date of April 9, 2011 referenced in the consent issued by De Joya Griffith & Company LLC is not consistent with their audit report date of April 9, 2010 disclosed on page F-11. Please advise your former independent accountant, De Joya Griffith & Company LLC, to revise their consent accordingly.

Response: We have included a revised consent from De Joya Griffith & Company LLC which references the correct audit report date of April 9, 2010.

Signatures

52.	Please ensure your filing is signed by your chief accounting officer.

Response: In the signature lines to the Amendment, we have added the reference to Mr. Rapp as being our chief accounting officer.

Form 8-K, filed June 1, 2011

Exhibit 10.1

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 29, 2011

53.
Clause 11 to your promissory note makes reference to the proceeds of “a private placement to occur prior to the effectiveness of the IPO ...” Currently your Form S-1 does not reflect a concurrent private placement, please advise or revise.

Response: We have revised Exhibit 10.6 to reflect that the private placement will occur concurrently with the completion of the initial business transaction. We will amend the promissory note that was issued on May 27, 2011 prior to the effectiveness of the Registration Statement, and file such amendment with a Form 8-K within the timeframe required by the Commission.

*           *           *           *

We intend to request acceleration of the effectiveness of the Registration Statement following clearance of the Staff’s review of our filing.

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq.
Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Securities and Exchange Commission (John Reynolds, Esq., Assistant Director)

Committed Capital Acquisition Corporation (Messrs. Michael Rapp and Philip Wagenheim)

Ellenoff Grossman & Schole LLP (Stuart Neuhauser, Esq.)